United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2008

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release  July 23, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: July 23, 2008

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, July 23, 2008	www.gruma.com

SECOND-QUARTER 2008 RESULTS

HIGHLIGHTS

  Sales volume decreased 1%  as a result of lower volumes in Gruma Venezuela and Molinera de Mexico.

  Net sales sales increased 13%, driven mainly by price increases implemented in most subsidiaries to offset higher raw-material costs.

  EBITDA increased 64%, and EBITDA margin rose to 10.9% from 7.5%. The drivers of the consolidated improvement were GIMSA, Gruma Venezuela, and Molinera de Mexico.

  Debt decreased  to US$620 million, resulting mainly from the application of the proceeds from the rights offering.

Consolidated Financial Highlights
(Ps millions)

	2Q08	2Q07	VAR (%)
Volume (thousand metric tons)	1,060	1,074	(1)
Net sales	10,059	8,918	13
Operating income	777	387	101
Operating margin	7.7%	4.3%	340 bp
EBITDA	1,093	668	64
EBITDA margin	10.9%	7.5%	340 bp
Majority net income	689	442	56
ROE (LTM)	13.1%	9.4%	370 bp

Debt
 (US$ millions)

Jun '08	Jun '07	Var	Mar '08	Var
620	688	(10%)	802	(23%)

RESULTS OF OPERATIONS
2Q08 vs. 2Q07

Sales volume decreased 1% to 1,060 thousand metric tons as a result of lower volumes in Gruma Venezuela and Molinera de Mexico.

Net sales increased 13% to Ps.10,059 million due primarily to higher prices in all subsidiaries -in particular Gruma Venezuela, Gruma Corporation, and Molinera de Mexico- which were implemented to offset higher raw-material costs. Sales from non-Mexican operations constituted 69% of consolidated net sales.

Cost of sales as a percentage of net sales improved to 66.3% from 67.7%, driven mainly by all subsidiaries other than Gruma Corporation. In absolute terms, cost of sales rose 11%, to Ps.6,670 million, due mainly to higher raw-material costs in Gruma Venezuela, Gruma Corporation, and Molinera de Mexico.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales improved to 26.0% from 28.0%, driven mainly by better absorption due to higher prices in Gruma Venezuela, Gruma Corporation, and Molinera de Mexico. In absolute terms, SG&A rose by 5%, to Ps.2,612 million, driven mainly by Gruma Corporation and, to a lesser extent, Gruma Venezuela.

Operating income rose 101%, to Ps.777 million, and operating margin improved to 7.7% from 4.3%, both results driven by GIMSA, Gruma Venezuela, and Molinera de Mexico.

Other expense, net, was Ps.10 million, compared with income of Ps.29 million in the same period of 2007. This change was due mainly to the sale of nonproductive assets in 2Q07.

Comprehensive financing income, net, was Ps.263 million versus Ps.112 million in second quarter 2007. The increase resulted mainly from gains on currency derivative instruments.

GRUMA's share of net income in unconsolidated associated companies (e.g., Banorte) totaled Ps.156 million, 4% lower than in second quarter 2007.

Taxes  amounted to Ps.337 million, compared with Ps.173 million in second quarter 2007, due mainly to higher pre-tax income as a result of higher operating income.

GRUMA's total net income was Ps 849 million, 64% higher than in second quarter 2007, due to higher operating income. GRUMA's majority net income was Ps.689 million, compared to a majority net income of Ps. 442 million in the same period of 2007.

FINANCIAL POSITION
June 2008 vs. March 2008

Balance-Sheet Highlights	Total assets were Ps.38,716 million, an increase of 8%, driven mainly by increases in (1) inventories as a result of higher raw-material costs in Gruma Corporation and GIMSA; and (2) property, plant and equipment, net, due to upgrades and capacity expansions.

Total liabilities were Ps.17,853 million, similar to those as of March 2008. Higher accounts payable in connection with corn purchases were offset by lower debt.

Stockholders' equity totaled Ps.20,863 million, 17% more than at the end of second quarter 2007.
Debt Profile	GRUMA's debt amounted to US$620 million, of which approximately 91% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2008	2009	2010	2011	2012	2013...	Total
7.75% perpetual bonds						300.0	300.0
Credit facility			150.0				150.0
Gruma Corp.'s revolving facility				40.0			40.0
7.96% senior notes	0.8	10.5					11.3
Other	64.1	41.8	11.4	1.3	0.5		119.1
TOTAL	64.9	52.3	161.4	41.3	0.5	300.0	620.4

Debt Ratios

	2Q08	1Q08	2Q07
Debt Ratios (last twelve months)
Debt/EBITDA	1.7	2.5	2.7
EBITDA/interest expense	6.9	6.0	3.8

Others Ratios

Operational Ratios	2Q08	1Q08	2Q07
Accounts receivable outstanding (days to sales)	38	39	40
Inventory turnover (days to cost of sales)	105	88	88
Net working capital turnover (days to sales)	59	58	53
Asset turnover (total assets to sales)	1.0	0.9	1.0
Profitability Ratios(%)
ROA	6.9	6.2	5.1
ROE	13.1	11.8	9.4
ROIC	9.5	8.9	6.8

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled Ps.805 million during second quarter 2008. Major investments were applied to the construction of tortilla plants in California and Australia, capacity expansions and upgrades, and lease payments in Gruma Corporation.

SUBSIDIARY RESULTS
2Q08 vs. 2Q07

Gruma Corporation

Sales volume increased 1% due to higher sales volume in the United States as well as in Europe. Higher sales volume in the United States came from both the tortilla and the corn flour businesses, mainly on the retail side.

Net sales grew 12%, to Ps.4,688 million, due to price increases implemented during 2007 in the U.S. corn flour and tortilla businesses and, to a lesser extent, the European operations.

Cost of sales as a percentage of net sales increased to 61.7% from 60.1% due mainly to higher cooking oil and shortening costs, which have not been fully offset through price increases. In addition, higher distribution costs and higher cost of utilities in connection with higher oil prices have affected our cost of sales. In absolute terms, cost of sales increased 15% due to the aforementioned cost increases.

SG&A as a percentage of net sales improved to 34.0% from 34.8% due to better absorption. In absolute terms, SG&A increased 9% due to (1) higher commissions paid to distributors in connection with higher prices; and (2) increased promotion and advertising expenses.

Operating income as a percentage of net sales decreased to 4.3% from 5.1%. In absolute terms, operating income decreased 6% to Ps.202 million resulting mainly from the aforementioned higher raw-material costs and energy costs.

GIMSA

Sales volume increased 2% to 448 thousand metric tons during second quarter 2008. Corn flour sales volume increased 3% to 416 thousand metric tons. This increase was a result of (1) higher sales to tortilla manufacturers in connection with the conversion from the traditional method to the corn flour method, and (2) market-share gains within the corn flour industry.

Net sales decreased 4% to Ps.2,239 million due to an extraordinary sale of corn to Gruma Centroamerica during second quarter 2007.

Cost of sales as a percentage of net sales improved to 65.8% from 76.4%, and in absolute terms, cost of sales declined 18%, due primarily to the negative effect GIMSA faced in April 2007 prior to the implementation of support from the Mexican government's corn commercialization program.

SG&A as a percentage of net sales increased to 16.3% from 14.5%. In absolute terms, SG&A increased 8% due mainly to higher advertising expenses and, to a lesser extent, to higher commissions from higher sales volume and higher wages.

Operating income as a percentage of net sales increased to 17.9% from 9.1%, and in absolute terms, operating income increased 88% to Ps.401 million due to the aforementioned negative effect in April 2007.

For additional information, please see GIMSA ''Second-Quarter 2008 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume decreased 13% due mainly to lower corn flour volume in connection with lower sales to Mercal, the Venezuela government's social welfare and distribution program.

Net sales increased 78% due mainly to higher prices implemented to compensate for higher raw-material costs, in particular for wheat flour.

Cost of sales as a percentage of net sales improved to 74.4% from 78.7% due to better absorption. In absolute terms, cost of sales increased 83% mainly as a result of higher raw-material costs and, to a lesser extent, higher packaging costs and general salary increases.

SG&A as a percentage of net sales improved to 15.6% from 21.6%, due to better absorption. In absolute terms, SG&A rose 29% due mainly to higher freight tariffs, general salary increases, and advertising expenses.

Operating income was Ps.159 million, compared with an operating loss of Ps.2 million in second quarter 2007. Operating margin increased to 10.0% from a negative 0.2% in second quarter 2007.

Molinera de Mexico

Sales volume decreased 8% as a result of customers' build-up of inventories in anticipation of price increases during 1Q08 as well as customers' holding purchases during the second quarter in anticipation of the resulting decrease in wheat prices.

Net sales increased 43% to Ps.865 million due to price increases implemented to offset higher wheat costs.

Cost of sales as a percentage of net sales improved to 75.4% from 80.6% due to higher prices, which more than offset the increase in wheat costs. In absolute terms, cost of sales grew 34% in connection with higher wheat costs.

SG&A as a percentage of net sales improved to 14.5% from 17.0% due to better absorption. In absolute terms, SG&A increased 22% due mainly to increased advertising and higher freight expenses.

Operating income increased to Ps.87 million versus Ps.14 million in second quarter 2007. Operating margin improved to 10.1% from 2.4% in second quarter 2007. Improvements were due to price increases, which more than offset higher wheat costs and contributed to better absorption.

Gruma Centroamerica

Sales volume remained flat.

Net sales increased 10% to Ps.535 million due mainly to higher corn flour and tortilla prices implemented to compensate for higher raw-material costs, and also due to higher rice prices.

Cost of sales as a percentage of net sales improved to 72.7% from 73.3% due to better absorption. In absolute terms, cost of sales increased 9% due mainly to cost increases.

SG&A as a percentage of net sales decreased slightly, to 26.2% from 26.4%, due to better absorption. In absolute terms, SG&A increased 9% due mainly to higher distribution expenses in connection with (1) higher commissions in the tortilla business due to higher prices and (2) higher gasoline prices.

Operating income was Ps.6 million, 385% higher than in second quarter 2007. Operating margin improved to 1.2% from 0.3%.

Other and Eliminations	Operating loss Ps.77 million compared with operating loss of Ps.54 million in second quarter 2007.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with accounting principles generally accepted in Mexico.

Starting January 1, 2008, the Financial Reporting Standard B-10 (FRS B-10) became effective. It defines the economic environments which affect an entity, which can be:

  Inflationary - when the accumulated inflation of three prior years is equal or greater than 26%.

  Not inflationary - when the accumulated inflation of three prior years is minor to 26%

Based on the foregoing, the consolidated figures are determined as follows:

  The figures for subsidiaries in Central America and Venezuela are restated in period-end constant local currencies following the provisions of FRS B-10 and FRS B-15, applying the general consumer price index from the country in which the subsidiary operates

  Once figures previously mentioned are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of the period.

  The figures for subsidiaries in Mexico, United States, Europe, Asia, and Oceania operate in a noninflationary environment. Therefore, the effects of inflation are not recognized from January 1, 2008.

  Results for foreign subsidiaries that operate in a noninflationary environment are translated to Mexican pesos applying the historical exchange rate.

  For comparability purposes, the 2007 consolidated figures are presented in constant Mexican pesos as of December 31, 2007.

For Gruma Corporation, figures shown in this report were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.10.31/dollar as of June 30, 2008. The differences between the accounting principles generally accepted in Mexico and US GAAP, and the application of convenience translation to Gruma Corporation, are reflected in the column entitled ''Other and Eliminations''.

ABOUT GRUMA

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to about 50 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 91 plants. In 2007, GRUMA had net sales of US$3.3 billion, of which 67% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of pesos)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD JUNE		
INCOME STATEMENT SUMMARY	**2Q08**	2Q07	VAR (%)	1Q08	VAR (%)	**2008**	2007	VAR (%)
NET SALES	**10,059**	8,918	13	9,466	6	**19,526**	17,020	15
GROSS PROFIT	**3,390**	2,880	18	3,134	8	**6,523**	5,388	21
GROSS MARGIN (%)	**33.7%**	32.3%		33.1%		**33.4%**	31.7%	
OPERATING INCOME	**777**	387	101	576	35	**1,354**	617	120
OPERATING MARGIN (%)	**7.7%**	4.3%		6.1%		**6.9%**	3.6%	
OTHER (INCOME) EXPENSE, NET	**10**	(29)		28		**38**	(95)	
COMPREHENSIVE FINANCING COST (INCOME)	**(263)**	(112)		680		**417**	(67)	
INTEREST EXPENSE	**137**	144		162		**299**	298	
INTEREST INCOME	**(357)**	(18)		650		**292**	(37)	
FOREIGN EXCHANGE LOSS (GAIN)	**41**	22		(50)		**(9)**	(16)	
MONETARY POSITION (GAIN) LOSS	**(83)**	(261)		(82)		**(166)**	(311)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(156)**	(162)		(167)		**(323)**	(293)	
TAXES	**337**	173		20		**357**	293	
NET INCOME	**849**	517	64	15	5,502	**864**	779	11
MAJORITY NET INCOME	**689**	442	56	(91)	855	**597**	693	(14)
EARNINGS PER SHARE[1]	**1.22**	0.92	33	(0.19)	745	**1.06**	1.44	(26)
EARNINGS PER ADR (US$)[2]	**0.47**	0.36	33	(0.07)	745	**0.41**	0.56	(26)
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**316**	281		287		**603**	554	
EBITDA[3]	**1,093**	668	64	863	27	**1,957**	1,171	67
CAPITAL EXPENDITURES (MILLIONS US$)	**78**	42		37		**114**	87	

BALANCE SHEET SUMMARY	**Jun-08**	Jun-07	VAR (%)	Mar-08	VAR (%)
CASH AND CASH EQUIVALENTS	**996**	542	84	870	14
TRADE ACCOUNTS RECEIVABLE	**4,296**	3,933	9	4,111	5
OTHER ACCOUNTS RECEIVABLE	**2,249**	1,369	64	1,924	17
INVENTORIES	**7,798**	5,924	32	6,172	26
CURRENT ASSETS	**16,002**	12,456	28	13,533	18
PROPERTY, PLANT, AND EQUIPMENT, NET	**16,316**	15,637	4	16,214	1
TOTAL ASSETS	**38,716**	34,183	13	35,712	8
SHORT-TERM DEBT	**961**	1,130	(15)	1,370	(30)
CURRENT LIABILITIES	**9,348**	7,628	23	7,884	19
LONG-TERM DEBT	**5,436**	6,515	(17)	7,115	(24)
TOTAL LIABILITIES	**17,853**	16,463	8	17,881	(0)
MAJORITY STOCKHOLDERS' EQUITY	**17,849**	14,729	21	15,012	19
STOCKHOLDERS' EQUITY	**20,863**	17,720	18	17,830	17
CURRENT ASSETS/CURRENT LIABILITIES	**1.71**	1.63		1.72	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.86**	0.93		1.00	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.23**	0.30		0.32	
BOOK VALUE PER SHARE[1]	**31.68**	30.52		31.23	

[1] On the basis of 563,356,209 shares as of June 30, 2008, 482,549,952 shares as of June 30, 2007, and 480,731,552 shares as of March 31, 2008.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 10.31 per dollar as of June 30, 2008.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA QUARTER: 02 YEAR: 2008

GRUMA, S.A.B. DE C.V.

BALANCE SHEETS

TO JUNE 30 OF 2008 AND 2007

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	38,716,344	100	34,183,404	100
s02	CURRENT ASSETS	16,001,922	41	12,456,327	36
s03	CASH AND SHORT-TERM INVESTMENTS	996,070	3	541,861	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	4,295,707	11	3,932,968	12
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,248,959	6	1,368,868	4
s06	INVENTORIES	7,797,876	20	5,923,720	17
s07	OTHER CURRENT ASSETS	663,310	2	688,910	2
s08	LONG-TERM	3,368,901	9	3,270,369	10
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	125,425	0	95,779	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	3,240,942	8	3,169,142	9
s11	OTHER INVESTMENTS	2,534	0	5,448	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	16,316,164	42	15,636,558	46
s13	LAND AND BUILDINGS	7,026,242	18	6,796,516	20
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	20,160,393	52	19,320,436	57
s15	OTHER EQUIPMENT	554,316	1	952,488	3
s16	ACCUMULATED DEPRECIATION	13,189,238	34	12,728,640	37
s17	CONSTRUCTION IN PROGRESS	1,764,451	5	1,295,758	4
s18	OTHER INTANGIBLE AND DEFERRED ASSETS (NET)	2,996,647	8	2,792,537	8
s19	OTHER ASSETS	32,710	0	27,613	0
s20	TOTAL LIABILITIES	17,852,936	100	16,463,344	100
s21	CURRENT LIABILITIES	9,348,098	52	7,628,069	46
s22	SUPPLIERS	5,102,138	29	4,376,044	27
s23	BANK LOANS	960,806	5	1,129,674	7
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	35,368	0	17,148	0
s26	OTHER CURRENT LIABILITIES WITHOUT COST	3,249,786	18	2,105,203	13
s27	LONG-TERM LIABILITIES	5,436,248	30	6,514,850	40
s28	BANK LOANS	5,436,248	30	6,514,850	40
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	3,068,590	17	2,320,425	14
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	20,863,408	100	17,720,060	100
s34	MINORITY INTEREST	3,014,131	14	2,991,025	17
s35	MAJORITY INTEREST	17,849,277	86	14,729,035	83
s36	CONTRIBUTED CAPITAL	9,073,545	43	7,030,771	40
s79	CAPITAL STOCK	6,941,122	33	4,880,142	28
s39	PREMIUM ON ISSUANCE OF SHARES	2,132,423	10	2,150,629	12
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	8,775,732	42	7,698,264	43
s42	RETAINED EARNINGS AND CAPITAL RESERVES	7,582,982	36	8,098,882	46
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	1,192,750	6	-400,618	-2
s80	SHARES REPURCHASED	0	0	0	0

STOCK EXCHANGE CODE: GRUMA QUARTER: 02 YEAR: 2008
GRUMA, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND SHORT-TERM INVESTMENTS**	**996,070**	**100**	**541,861**	**100**
s46	CASH	666,449	67	376,212	69
s47	SHORT-TERM INVESTMENTS	329,621	33	165,649	31
s07	**OTHER CURRENT ASSETS**	**663,310**	**100**	**688,910**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	274,243	41	236,283	34
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	389,067	59	452,627	66
s18	**OTHER INTANGIBLE AND DEFERRED ASSETS (NET)**	**2,996,647**	**100**	**2,792,537**	**100**
s48	DEFERRED EXPENSES (NET)	1,115,336	37	891,524	32
s49	GOODWILL	1,881,311	63	1,901,013	68
s51	OTHER	0	0	0	0
s19	**OTHER ASSETS**	**32,710**	**100**	**27,613**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	32,710	100	27,613	100
s21	**CURRENT LIABILITIES**	**9,348,098**	**100**	**7,628,069**	**100**
s52	FOREIGN CURRENCY LIABILITIES	5,466,242	58	4,498,024	59
s53	MEXICAN PESOS LIABILITIES	3,881,856	42	3,130,045	41
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**3,249,786**	**100**	**2,105,203**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	610,280	19	14,012	1
s89	INTEREST LIABILITIES	38,541	1	64,576	3
s68	PROVISIONS	493,963	15	408,782	19
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	2,100,803	65	1,613,548	77
s105	BENEFITS TO EMPLOYEES	6,199		4,285	
s27	**LONG-TERM LIABILITIES**	**5,436,248**	**100**	**6,514,850**	**100**
s59	FOREIGN CURRENCY LIABILITIES	5,366,219	99	6,466,568	99
s60	MEXICAN PESOS LIABILITIES	70,029	1	48,282	1
s31	**DEFERRED LIABILITIES**	**0**	**100**	**0**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**3,068,590**	**100**	**2,320,425**	**100**
s66	DEFERRED TAXES	2,748,077	90	1,684,217	73
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	81,992	3	78,905	3
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	238,521	8	557,303	24
s79	**CAPITAL STOCK**	**6,941,122**	**100**	**4,880,142**	**100**
s37	CAPITAL STOCK (NOMINAL)	6,941,122	100	4,880,142	100
s38	RESTATEMENT OF CAPITAL STOCK	0	0	0	0

GRUMA, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
SECURED																
	NOT APPLIED															
SAN ANTONIO I.D.B.	NOT	03/11/1994	01/11/2009	3.51							0	0	42,219	0	0	0
HOUSTON I.D.B.	YES	29/11/1994	01/11/2009	3.51							0	0	66,397	0	0	0
	NOT										0	0	0	0	0	0
	YES										0	0	0	0	0	0
COMMERCIAL BANKS																
FIDEICOMISO AAA NAFINSA	NOT APPLIED	16/05/1994	01/03/2012	9.47	35,103	29,338	22,853	15,731	12,047	19,390						
BBVA BANCOMER	NOT	13/12/2007	28/07/2010	3.14							0	0	0	1,546,500	0	0
MERRYL LYNCH	NOT	03/03/2007	03/12/2099	7.75							0	0	0	0	0	3,093,000
BANK OF AMERICA REVOLVER	NOT	30/10/2006	30/10/2011	5.47							0	0	0	0	412,400	0
DEBENTURES	NOT	01/05/2004	01/07/2010	7.23							0	0	0	4,227	0	0
CARL HUGHES	YES	23/07/1999	22/07/2009	7.00							959	0	1,001	0	0	0
JOHN HANCOCK	NOT	19/01/1994	01/02/2009	7.96							0	117,091	0	0	0	0
FRIUL VENEZIA GIULIA (PORDEN	YES	01/12/2007	28/07/2008	5.25							17,094	0	0	0	0	0
BANCO POPOLARE FRIULADRIA	NOT	02/12/2007	13/07/2008	5.33							3,250	0	0	0	0	0
BANK OF TOKYO	YES	19/06/2008	17/07/2008	2.90							90,720	0	0	0	0	0
BANESCO	NOT	29/11/2006	13/11/2009	13.50							26,543	44,239	44,233	0	0	0
BANESCO	YES	29/11/2006	13/11/2009	13.50							17,262	28,770	28,770	0	0	0
BANESCO	NOT	08/01/2008	02/01/2009	13.50							0	119,851	0	0	0	0
TRANSAMERICA BANK	YES	17/12/2007	25/07/2008	5.35							30,930	0	0	0	0	0
TRANSAMERICA BANK	NOT	06/03/2008	21/07/2008	4.89							51,550	0	0	0	0	0
CITIBANK	YES	21/02/2008	22/08/2008	5.19							30,930	0	0	0	0	0
SCOTIABANK	NOT	25/01/2008	04/08/2008	5.69							9,661	0	0	0	0	0
SCOTIABANK	YES	25/01/2008	04/08/2008	5.69							1,598	0	0	0	0	0
CITIBANK	NOT	14/09/2007	31/08/2010	5.86							7,732	7,732	15,465	1,289	0	0
CITIBANK	YES	12/11/2007	12/11/2010	5.86							17,103	17,103	34,366	11,455	0	0
SCOTIABANK	NOT	25/04/2008	03/11/2008	5.69							9,661	0	0	0	0	0
SCOTIABANK	YES	25/04/2008	03/11/2008	5.69							1,598	0	0	0	0	0
HSBC DE C.R.	NOT	01/04/2008	05/10/2008	5.00							51,550	0	0	0	0	0
CITIBANK	YES	17/10/2007	15/10/2010	6.03							10,310	10,310	20,620	6,073	0	0
HSBC DE C.R.	NOT	25/01/2008	11/07/2008	5.74							51,550	0	0	0	0	0
CITIZENS	YES	09/03/2005	10/06/2010	2.50							5,900	0	5,900	31,394	0	0